October 2 , 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	BP Midstream Partners LP

Amendment No. 1 to Registration Statement on Form S-1

Filed September 25, 2017

File No. 333-220407

Ladies and Gentlemen:

Set forth below is the response of BP Midstream Partners LP (the “Partnership,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 29, 2017, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-220407, filed with the Commission on September 25, 2017 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Exhibits

1.	We note that you have filed the Form of Mardi Gras Transportation System Company LLC Agreement as Exhibit 10.7 to your amended registration statement. Section 9.1(a) of that agreement provides that each of the non-managing members “may in its sole discretion transfer all or any part of its Company Interests without approval from any other Member.” By contrast, page 177 of your most recently revised prospectus states, “Under the Mardi Gras LLC Agreement, no member will be able to transfer all or any part of its interests in Mardi Gras to any person without first obtaining the written approval of each of the other Members, subject to certain exceptions.” Please resolve this apparent inconsistency.

Securities and Exchange Commission

October 2, 2017

RESPONSE:    We will revise the description of the Mardi Gras Transportation System Company LLC Agreement (currently on page 177 of the Registration Statement) in our next amendment to the Registration Statement to provide as follows:

Transfer Restrictions.    Under the Mardi Gras LLC Agreement, we, as managing member, may not transfer all or any part of our interests in Mardi Gras to any person without first obtaining the written approval of each of the other Members, subject to certain exceptions. Each of the other members may, in its sole discretion, transfer all or any part of its interest without approval from any other member, subject to the ROFO that we have been granted with respect to BP Pipelines’ interest in Mardi Gras under the omnibus agreement. Each transferee shall execute and deliver to Mardi Gras such instruments that we, as managing member, deem necessary or appropriate to effectuate the admission of such transferee as a member and to confirm the agreement of such transferee to be bound by all the terms and provisions of the Mardi Gras LLC Agreement.

2.	We further note that you have filed a throughput and deficiency agreement relating to the Diamondback pipeline as Exhibit 10.10 to your amended registration statement. The disclosure at page 151 of your most recently revised prospectus states that you are a party to two throughput and deficiency agreements for Diamondback. Please file the second throughput and deficiency agreement for Diamondback as an exhibit to your registration statement, or advise us as to why you have filed only one such agreement.

RESPONSE:    We respectfully advise the Staff that we do not believe we are required to file the second throughput and deficiency agreement for Diamondback (the “T&D Agreement”) as a material contract pursuant to Item 601(b)(10) of Regulation S-K (“Item 601(b)(10)”). Item 601(b)(10) requires the filing of “[e]very contract not made in the ordinary course of business which is material to the registrant.” Part (ii) of Item 601(b)(10) further clarifies that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless it falls within one or more of certain specified categories, including specifically “[a]ny contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price,” in which case it shall be filed “except where immaterial in amount or significance.” We respectfully submit that (i) the T&D Agreement is such as ordinarily accompanies the kind of midstream business that we conduct, and (ii) although the T&D Agreement is an agreement among a third party, the owner of our general partner, BP Pipelines (North America) Inc., and one of its affiliates and will be assigned to us at the closing of this offering, the T&D Agreement is immaterial in amount and significance to our overall business, as the T&D Agreement was recently entered into as of July 1, 2017 and, as such, does not reflect any portion of our historical revenues, nor do we expect it to generate a material amount of our revenues in the future. We estimate that, in the aggregate, the revenue generated from the T&D Agreement for the twelve months ended December 31, 2018 will represent only approximately 1.5% of our projected revenues, including the pro rata portion of our interest in the revenues of Mars and the Mardi Gras Joint Ventures (as defined in the Registration Statement), for such period. Accordingly, we do not believe that the termination of such agreement would

Securities and Exchange Commission

October 2, 2017

have a material impact on our financial position or results of operations. Moreover, we believe that the disclosure provided under “Business—Our Commercial Agreements with BP—Minimum Volume Commitment Agreements” beginning on page 150 regarding the T&D Agreement provides investors with all the material terms of the agreement.

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Securities and Exchange Commission

October 2, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman (713-758-3708) or Sarah K. Morgan (713-758-2977) of Vinson & Elkins L.L.P.

Very truly yours,

BP MIDSTREAM PARTNERS LP

By:	/s/ Robert P. Zinsmeister
Name:	Robert P. Zinsmeister
Title:	Chief Executive Officer

cc:	David P. Oelman, Vinson & Elkins L.L.P.

Sarah K. Morgan, Vinson & Elkins L.L.P.